Room 4561

December 3, 2007

Mr. Michael J. Beach
Chief Financial Officer
Blackboard, Inc.
1899 L. Street, N.W.
Washington, D.C.  20036

> **RE:** **Blackboard, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 000-50784**

Dear Mr. Beach:

We have reviewed your response letter dated November 9, 2007 in addition to the above referenced filings and have the following comments.  Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page 46

1.  We note in your response to our prior comment number 2 that you include hosting revenues in your product line item in your consolidated statements of operations. Tell us how you considered Rule 5-03(b)(1) of Regulation S-X in classifying such revenues as product revenue as opposed to service revenue.  In your response, tell us how you considered presenting hosting revenues, and the related cost of revenue, as a separate line item or including such revenues in your service revenue line item in your consolidated statements of operations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,


Kathleen Collins
Accounting Branch Chief